1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 5000.132 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com
June 27, 2008
VIA FACSIMILE AND COURIER
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention:	Susann Reilly, Attorney Mail Stop 3561

Dear Sirs/Mesdames:
Re:	Mercer International Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 — File No. 0-51826

We act as counsel for the Company and write in connection with the letter dated June 17, 2008 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 25, 2008 (File No. 0-51826) (the “2007 Form 10-K”). On behalf of the Company, we provide the following responses to your comments. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your questions followed by the Company’s responses thereto.
Form 10-K
Item 13. Certain Relationships and related Transactions, and Director Independence, page 62
1.	Your 2008 proxy does not include the disclosure required by Item 13 of the Form 10-K, that is, Item 404 of Regulation S-K. Your Form 10-K notes that it incorporates the Item 404 information by reference from your proxy. Please amend the Form 10-K to include the information required by Item 404 of Regulation S-K.
The Company was not a party to any transaction required to be reported under Item 404 of Regulation S-K during the period covered by the 2007 Form 10-K. As a result, no such disclosure appears in the Company’s 2008 Proxy Statement on Schedule 14A filed with the Commission on April 25, 2008 from which report, in accordance with Form 10-K General Instruction G(2), the information called for by Item 404 is incorporated by reference to the 2007 Form 10-K. The Company respectfully advises that an amendment to the 2007 Form 10-K to provide, what the Company considers to be “negative disclosure”, would not be helpful to readers nor required and proposes not to make any change.

June 27, 2008

2.	Please revise the Form 10-K to include the signature of either the principal accounting officer or the controller, as required by the Form 10-K General Instruction D(2)(a).
For the fiscal year 2007, the Company’s Chief Financial Officer also served as its Principal Accounting Officer. The Company will revise its 2007 Form 10-K to include the title of “Principal Accounting Officer” next to the title of its Chief Financial Officer, David Gandossi, in accordance with Form 10-K General Instruction D(2)(a).
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9 — Pension and Other Post-Retirement Benefit Obligations, page 80
3.	We note on page 71 that you recorded SFAS 158 adjustments to “Comprehensive Income Accumulated Other” of €809,000 and €3,789,000 for the years ended December 31, 2007 and 2006, respectively. However, we did not find the disclosures required by paragraph 7 of SFAS 158. Tell us why these disclosures are not applicable to your circumstances or add the appropriate disclosures.
The Company acknowledges your comment and proposes to supplement Note 9 “Pension and Other Post-Retirement Benefit Obligations” with the following additional disclosure:
“During the year ended December 31, 2007, the Company recognized €809 in other comprehensive income (2006 – €3,789, 2005 – €331), composed entirely of net actuarial losses. As at December 31, 2007, the pension related accumulated comprehensive income balance of €4,929 (2006 – €4,120) is as a result of net actuarial losses. The Celgar Plans do not have any net transition asset or obligation recognized as a reclassification adjustment of other comprehensive income. The amount included in other comprehensive income which is expected to be recognized in 2008 is approximately €80 of net actuarial losses. There are no plan assets that are expected to be returned to the Company in 2008.”
Note 13 — Net Income (Loss) Per Share, page 88
4.	We note that you report net loss from discontinued operations for each of the three years in the period ended December 31, 2007. However, you have not disclosed basic and diluted per-share amounts as required by paragraph 37 of SFAS 128. Tell us why these disclosures are not applicable to your circumstances or add the appropriate disclosures.
The Company respectfully advises that per share amounts, basic and diluted, for loss from discontinued operations for the years ended December 31 2005, 2006 and 2007 are reported in Note 18 “Discontinued Operations” on page 92 of the 2007 Form 10-K.
The Company believes this presentation to be in compliance with SFAS 128 and to capture the intent of the discontinued operations accounting requirements. The Company also believes that the Company’s simple capital structure and the per share data disclosure for continuing operations and net income in Note 13 “Net Income (Loss) Per Share” on page 88 of the 2007 Form 10-K readily permit readers to ascertain the per share values for loss from discontinued operations using such information.

June 27, 2008

Based on the foregoing, the Company respectfully submits that no change should be required.
Supplementary Financial Information, page 98
5.	We note that you present quarterly financial data for each of the quarters in 2007 and 2006. However, your disclosures do not include net income per share in accordance with Item 302 of Regulation S-K.
The Company acknowledges your comment and advises that it proposes to amend the table on page 92 of the 2007 Form 10-K by adding the following additional disclosure at the bottom of the tables for 2007 and 2006.
Quarterly Financial Data
(Thousands, Except per Share Amounts)

Quarter Ended
	March 31	June 30	September 30	December 31
2007
Net income per share*	€ 0.03	€ 0.09	€ 0.26	€ 0.18

2006
Net income per share*	€ 0.41	€ 0.45	€ 0.19	€ 0.50

*	on a diluted basis
The Company advises that it will implement the amendments set out herein upon confirmation that such proposed changes adequately address your Comment Letter. A marked version of the pages of the 2007 Form 10-K showing the proposed changes accompany this letter for your ease of reference.
The written acknowledgement of the Company requested by the Commission is enclosed herewith.
We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022.
Yours truly,
SANGRA MOLLER LLP
Per:  /s/  H.S. Sangra
   H.S. Sangra
HSS/cl
cc.	Mercer International Inc. Attention: Jimmy S.H. Lee David Gandossi